UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No.     )*

Republic Bancorp, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

760281 204

(CUSIP Number)

Steven E. Trager

601 West Market Street

Louisville, Kentucky 40202

(502) 584-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760281 204

1.	Names of Reporting Persons. Steven E. Trager

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 971,797.5 (1)

	8.	Shared Voting Power 9,400,211.0 (2)

	9.	Sole Dispositive Power 971,797.5 (1)

	10.	Shared Dispositive Power 9,400,211.0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,372,008.5 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.7% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 17,014 shares of Class B Common Stock held by the Reporting Person and 1,214.5 shares of Class B Common Stock held in the Reporting Person’s account in the Issuer’s 401(k) plan.  Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis.  Also includes 12,085 shares of Class A Common Stock held in the Reporting Person’s account in the Issuer’s 401(k) plan.  Also includes 225 shares of Class A Common Stock and 671,583 shares of Class B Common Stock held in a trust for the benefit of the Reporting Person’s mother of which the Reporting Person is trustee and has sole power to direct the assets. Also includes 188,400 shares of Class A Common Stock held in an IRA account in the name of the Reporting Person’s deceased father over which the Reporting Person has sole authority to direct voting and disposition.

(2)  Includes 7,165,051 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 168,066 shares of Class B Common Stock held of record by Jaytee. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis.  The Reporting Person is a co-general partner of both Teebank and Jaytee.  The Reporting Person is also co-trustee with his mother of a trust which is the other co-general partner of Teebank and Jaytee.  The Reporting Person has an option to purchase general partnership units representing an interest in the assets of Teebank and Jaytee owned by the co-general partner trust.  The Reporting Person is trustee of certain trusts for the benefit of himself and/or his immediate family members, including his mother, his sister and his two children, which hold limited partnership interests in either or both of Teebank and Jaytee.

Also includes 7,478 shares of Class A Common Stock held by the Reporting Person’s wife.

Also includes 370,100 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the Reporting Person is a director.

(3)  Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2015 (18,651,841) plus the securities beneficially owned by the Reporting Person that are currently exercisable for or convertible into shares of Class A Common Stock (1,797,326.5).

Item 1.	Security and Issuer.

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A voting common stock, no par value (“Class A Common Stock”), of Republic Bancorp, Inc., a Kentucky corporation (the “Issuer”) whose principal executive offices are located at 601 West Market Street, Louisville, Kentucky 40202. This Schedule 13D is being filed as a result of the acquisition of beneficial ownership of Class A Common Stock as described herein, and the loss of the Reporting Person’s Rule 13d-1(d) filing status. This Schedule 13D amends and replaces the Schedule 13G filed by the Reporting Person to report his beneficial ownership of Class A Common Stock, as most recently amended by Amendment No. 15, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 17, 2015.

Item 2.	Identity and Background.

(a)                                 This Statement is filed by Steven E. Trager (“Mr. Trager”).

(b)                                 Mr. Trager’s business address is 601 West Market Street, Louisville, Kentucky 40202.

(c)                                  Mr. Trager currently serves as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d-e)                       Mr. Trager has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

(f)                                   Mr. Trager is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.
The source and amount of funds or other consideration used in the transaction are as described in Item 4, below.

Item 4.	Purpose of Transaction.

On December 31, 2015, the Estate of Bernard M. Trager transferred 225 shares of Class A Common Stock and 671,583 shares of Class B Common Stock to the Trager Marital Trust  pursuant to the will of Bernard M. Trager, Mr. Trager’s father. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis. Mr. Trager is trustee of the Trager Marital Trust and has sole voting and dispositive power with respect to the shares held by the Trager Marital Trust. The Trager Marital Trust’s sole beneficiary is Mr. Trager’s mother. No consideration was paid in connection with the transfer.

Except as set forth in this Schedule 13D, Mr. Trager has no present plan or proposal which would relate to or result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure;

(g)                                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)                                    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)                                 As of December 31, 2015, Mr. Trager may be deemed to beneficially own 10,372,008.5 shares of Class A Common Stock, representing 50.7% of the Issuer’s outstanding Class A Common Stock.

(b)                                 Number of shares to which Mr. Trager has:

(i)                                     Sole power to vote or direct the vote: 971,797.5

(ii)                                  Shared power to vote or direct the vote: 9,400,211.0

(iii)                               Sole power to dispose or direct the disposition of: 971,797.5

(iv)                              Shared power to dispose or direct the disposition of: 9,400,211.0

Mr. Trager has the sole voting and dispositive power with respect to 971,797.5 shares of Class A Common Stock.

Mr. Trager has shared voting and dispositive power with respect to 9,400,211 shares of Class A Common Stock, including:

•                  7,165,051 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), a Kentucky limited partnership;

•                  939,449 shares of Class B Common Stock held of record by Teebank;

•                  750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), a Kentucky limited partnership; and

•                  168,066 shares of Class B Common Stock held of record by Jaytee.

The business address of both Teebank and Jaytee is 601 West Market Street, Louisville, Kentucky 40202.  Mr. Trager is a co-general partner of both Teebank and Jaytee, and he is also co-trustee of the Jean S. Trager Trust, which is the other co-general partner of Teebank and Jaytee.  Mr. Trager has an option to purchase general partnership units representing an interest in the assets of Teebank and Jaytee owned by the Jean S. Trager Trust.  Mr. Trager is trustee of certain trusts for the benefit of himself and/or his immediate family members, including his mother, his sister and his two children, which hold limited partnership interests in either or both of Teebank and Jaytee.

Mr. Trager and the Jean S. Trager Trust share dispositive power over the shares of Class A Common Stock owned by Jaytee and Teebank, provided that the Jean S. Trager Trust may not cause either of Jaytee or Teebank to sell, transfer or otherwise dispose of Class A Common Stock without Mr. Trager’s consent.

The Jean S. Trager Trust is a Kentucky trust having a business address of 601 West Market Street, Louisville, Kentucky 40202, and it has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Mr. Trager, A. Scott Trager and Sheldon Gilman serve as the voting committee having the power to vote shares of Class A Common Stock owned by Jaytee and Teebank.

A. Scott Trager is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Sheldon Gilman is a United States citizen having a business address of Lynch, Cox, Gilman & Goodman, P.S.C., 500 W. Jefferson Street, Suite 2100, Louisville, Kentucky 40202, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Mr. Trager also shares voting and dispositive power over 7,478 shares of Class A Common Stock held by his wife and 370,100 shares of Class A Common Stock held of record by the Trager Family Foundation, Inc., a 501(c)(3) corporation of which Mr. Trager is a director. The business address of the Trager Family Foundation, Inc. is 601 West Market Street, Louisville, Kentucky 40202, and it has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

(c)                                  Refer to Item 4, above.

(d)                                 Refer to Item 4, above.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The limited partnership agreements of Jaytee and Teebank contain certain provisions that may affect transfer or voting of securities of the Issuer.  The description set forth in this Item 6 of such agreements does not purport to be complete and is qualified in its  entirety by reference to such agreements, which are filed as Exhibits 99.1 - 99.2 to this Schedule 13D, and reference is  hereby made to such documents.  The Reporting Person is not otherwise a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees,  joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

99.1                        Amended and Restated Agreement of Limited Partnership for Teebank Family Limited Partnership dated as of January 1, 2006, as amended by Amendment No. 1 to Amended and Restated of Limited Partnership for Teebank Family Limited Partnership dated as of January 1, 2007, as amended by Amendment No. 1 to Amended and Restated of Limited Partnership for Teebank Family Limited Partnership dated as of January 1, 2012, as amended by Amendment No. 2 to Amended and Restated of Limited Partnership for Teebank Family Limited Partnership dated as of January 1, 2014, as amended by Amendment No. 3 to Amended and Restated of Limited Partnership for Teebank Family Limited Partnership dated as of January 1, 2014.

99.2                        Amended and Restated Agreement of Limited Partnership for Jaytee Properties Limited Partnership dated as of January 1, 2006, as amended by Amendment No. 1 to Amended and Restated of Limited Partnership for Jaytee Properties Limited Partnership dated as of January 1, 2007, as amended by Amendment No. 1 to Amended and Restated of Limited Partnership for Jaytee Properties Limited Partnership dated as of January 1, 2012, as amended by Amendment No. 2 to Amended and Restated of Limited Partnership for Jaytee Properties Limited Partnership dated as of January 1, 2014, as amended by Amendment No. 3 to Amended and Restated of Limited Partnership for Jaytee Properties Limited Partnership dated as of January 1, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2016
Date
/s/ Steven E. Trager
Signature